SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED
2006 JAN 11 A 9:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

6 January 2006 **BY COURIER**

Securities and Exchange Commissio[redacted]
Office of International Corporate Fin
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

06010177

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement which we released to The Stock Exchange of Hong Kong Limited ("HKSE") today for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
JAN 12 2006
THOMSON
FINANCIAL

Irene Ko
Company Secretary

IK/lc/cw

Encl.

c.c. J P Morgan
- Mr. Bric Luk

Shangri-La Hotels (Malaysia) Berhad, Malaysia ("SHMB"), a company listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia") and a 52.78% owned subsidiary of Shangri-La Asia Limited, has on 6 January 2006 released to Bursa Malaysia an announcement (the "Announcement") in relation to the level of public shareholding spread of SHMB. The following is a reproduction of the Announcement for information purpose only.

SHANGRI-LA HOTELS (MALAYSIA) BERHAD

Level of Public Shareholding Spread

In compliance with the new requirements of Bursa Malaysia Securities Berhad ("Bursa Malaysia") pertaining to the level of public shareholding spread, Shangri-La Hotels (Malaysia) Berhad ("SHMB") wishes to announce that as at 31 December 2005, 20.55% of the issued and paid-up capital of SHMB are in the hands of 10,267 public shareholders holding not less than 100 shares each, and that none of these shareholders hold 5% or more of the issued and paid-up capital of SHMB.

In response to the Company's appeal, Bursa Malaysia has in their letter dated 1 November 2004 accepted SHMB's lower public shareholding spread at 20.55%. In addition, the Company is no longer required to increase its public shareholding spread to 25% within a prescribed time period, however, the Company was advised to use its best endeavours to increase its public shareholding spread to 25%.